RELOCATE411.COM, INC.
142 Mineola Avenue, Suite 2D
Roslyn Heights, New York 11577
(516) 773-3085

November 4, 2002

VIA EDGAR

Ms. Pamala Howell
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Relocate411.com, Inc. Withdrawal of Form SB-2 File No. 333-46644

Dear Ms. Howell:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Relocate411.com, Inc. ( the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form SB-2 filed with the Commission on September 26, 2000 (SEC File No. 333-46644) along with any exhibits filed thereto (the “Registration Statement”).

Such withdrawal is requested as Relocate411.com, Inc. underwent a financial and ownership restructuring shortly before it received the comments from the Securities and Exchange Commission. Based on such restructuring, the shares that were being registered were returned to treasury. Therefore, the Company determined that it should withdraw the SB-2.

Furthermore, no securities have been sold regarding the Form SB-2 Registration Statement offering. The Registration Statement has not been declared effective by the Commission.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact the undersigned at (516) 773-3085.

Very truly yours,

RELOCATE411.COM, INC.

By:	/s/ Darrell Lerner DARRELL LERNER PRESIDENT AND SECRETARY

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